UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________
SCHEDULE 13D
Under the Securities Exchange Act of 1934
___________________
CARROLS RESTAURANT GROUP, INC.
(Name of issuer)

Common Stock
(Title of Class of Securities)


14574X1074
(CUSIP Number)

Antonio Carlos de Freitas Valle
Avenida Brigadeiro Faria Lima, 2277, Conjunto 1603
Sao Paulo, SP, Brazil
CEP 01452-000
Telephone Number: +55 11 3097-2616
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 4, 2012
(Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of
Rule 13d-1(e), Rule 13d-1(g), check the following box. ?

Note: Schedule filed in paper format shall include a signed
original and five copies of the schedule, including exhibits.
______
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

SCHEDULE 13D

CUSIP No. 14574X104

(1) Names of reporting persons
Highland Investment Fund
(2) Check the appropriate box if a member of a group
(a) ?  (b) ?
(3) SEC use only
(4) Source of funds (see instructions)
WC
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization
Highland Investment Fund is incorporated in the Cayman Islands. Number of shares beneficially owned by each reporting person with:
(7) Sole voting power
0
(8) Shared voting power
1,955,9241
(9) Sole dispositive power
0
(10) Shared dispositive power
1,955,9242
(11) Aggregate amount beneficially owned by each reporting person
1,955,9243
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ?
(13) Percent of class represented by amount in Row (11)
8.44%4
(14) Type of reporting person (see instructions)
IC
(1) Names of reporting persons
Otima Investments Management S.A.
(2) Check the appropriate box if a member of a group
(a) ?  (b) ?
(3) SEC use only
(4) Source of funds (see instructions)
AF
(5) Check if disclosure of legal proceedings is required
pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization
Otima Investments Management Ltd. is incorporated in Uruguay Number of shares beneficially owned by each reporting person with:
(7) Sole voting power
0
(8) Shared voting power
1,955,9245
(9) Sole dispositive power
0
(10) Shared dispositive power
1,955,9246
(11) Aggregate amount beneficially owned by each reporting person
1,955,9247
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ?
(13) Percent of class represented by amount in Row (11)
8.44%8
(14) Type of reporting person (see instructions)
IA




(1) Names of reporting persons
Antonio Carlos de Freitas Valle
(2) Check the appropriate box if a member of a group
(a) ?  (b) ?
(3) SEC use only
(4) Source of funds (see instructions)
AF
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization
Mr. Valle is a Brazilian citizen
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power
0
(8) Shared voting power
1,955,9249
(9) Sole dispositive power
0
(10) Shared dispositive power
1,955,92410
(11) Aggregate amount beneficially owned by each reporting person
1,955,92411
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ?
(13) Percent of class represented by amount in Row (11)
8.44%12
(14) Type of reporting person (see instructions)
IN





Item 1. Security and Issuer
This statement on Schedule 13D relates to the common stock (the "Common Stock")
 of Carrols Restaurant Group, Inc., a Delaware corporation (the "Issuer").
 The Issuer's principal executive offices are located at 968 James Street,
 Syracuse, New York 13203.
Item 2. Identity and Background
(a) This statement is being filed by Highland Investment Fund, an open-ended limited liability multi-class company duly incorporated on July 17, 2002 under the laws of the Cayman Islands (the "Fund"); Otima Investments
 Management S.A., the investment manager of the Fund (the "Investment Manager");
 and Mr. Antonio Carlos de Freitas Valle, the sole director and shareholder of the Investment Manager ("Mr. Valle") (together referred to
as the "Reporting Persons").
The Investment Manager, in its capacity as the Fund's investment manager, owns the totality of the non-participating voting shares issued by the Fund.
Mr. Valle is the sole director and shareholder of the Investment Manager.
(b) The principal executive offices of the Fund are located at 227
Elgin Avenue, Grand Cayman, Cayman Islands, P.O. Box 852 GT.
The principal executive offices of the Investment Manager are located at Avda. 18 de Julio No. 975 - C.P. 11.100, Montevideo, Uruguay
The principal executive offices of Mr. Valle are located at
 Avenida Brigadeiro Faria Lima, 2277, Conjunto 1603, Sao Paulo, SP,
 Brazil, CEP 01452-000
(c) The Fund is registered with the Cayman Islands Monetary Authority under Section 4(3) of the Mutual Funds Law (Revised) of the Cayman Islands
 and seeks to achieve capital appreciation by investing on a global basis through a diversified portfolio of investments.
The Investment Manager's principal business is to provide investment management services to investment funds and other sophisticated clients.
Mr. Valle is the sole director and shareholder of the Investment Manager.
(d) Neither of the Reporting Persons has been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)
(e) Neither of the Reporting Persons has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment,
decree or final order enjoining future violations of, or prohibiting or mandating
activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The Fund is a Cayman Islands exempted company.
The Investment Manager is a Uruguayan company.
Mr. Valle is a Brazilian citizen.
Item 3. Source and Amount of Funds or Other Consideration
The consideration for the purchase of the shares of the Common Stock reported herein
 was derived from the Fund's own working capital. A total of approximately
US$10,777,141.24 was paid to acquire such shares.
Item 4. Purpose of the Transaction
The Reporting Persons have acquired the shares of the Common Stock of the Issue
r reported herein for investment purposes. The Reporting Persons evaluate the investment in the shares of the Common Stock on a continual basis. The Reporting
 Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.
The Reporting Persons reserve the right to make contact with members of the
Issuer's management, the members of the Issuer's Board of Directors, other significant shareholders and others regarding strategic alternatives that the Issuer could employ to increase shareholder value.
The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.
The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the
Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others.
Item 5. Interest in Securities of the Issuer
(a) As of the date hereof, Reporting Persons may be deemed to beneficially own 1,955,924 shares of the Common Stock. Such shares represent 8.44% of the outstanding Common Stock13 as of the date of this statement.
The Investment Manager is the investment manager and the sole holder of the non-participating voting shares of the Fund and, accordingly, the Investment
 Manager has the power to cause the Fund to vote or to dispose of securities which that entity beneficially owns. Mr. Valle, as the sole director and shareholder of the Investment Manager, has the power to direct the voting or the disposition of the Shares. Therefore, for the purposes of Sections
13(d) and 13(g) of the Act
 and the rules and regulations promulgated thereunder, the Reporting Persons may be deemed to have shared voting and dispositive power over a total of
 1,955,924 Shares.
The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Sections 13(d) or 13(g) of the
 Exchange Act, the beneficial owner of any securities covered by this Schedule 13D.
(b)  As for the Fund, the number of shares of the Common Stock as to which it has:
	(i) Sole voting power: 0
	(ii) Shared voting power with the Investment Manager and Mr. Valle: 1,955,924
	(iii) Sole dispositive power: 0
(iv) Shared dispositive power with the Investment Manager
and Mr. Valle: 1,955,924
As for the Investment Manager, the number of shares of the
 Common Stock as to which it has:
	(i) Sole voting power: 0
	(ii) Shared voting power with the Fund and Mr. Valle: 1,955,924
	(iii) Sole dispositive power: 0
	(iv) Shared dispositive power with the Fund and Mr. Valle: 1,955,924
As for Mr. Valle, the number of shares of the Common Stock as to which he has:
	(i) Sole voting power: 0
	(ii) Shared voting power with the Fund and
 the Investment Manager: 1,955,924
	(iii) Sole dispositive power: 0
(iv) Shared dispositive power with the Fund and
 the Investment Manager: 1,955,924






(c) The following table sets forth all transactions with
respect to the Common Stock
of the Issuer effected during the past sixty (60) days by
 the Fund. All such transactions were effected in the open market.
Equity
Date
Fund
Trade Amount
Trade Price
TAST
05/18/2012
HIGHLAND
           25.633
               5.29
TAST
05/21/2012
HIGHLAND
           43.072
               5.23
TAST
05/22/2012
HIGHLAND
         594.259
               5.41
TAST
05/23/2012
HIGHLAND
           79.595
               5.46
TAST
05/24/2012
HIGHLAND
           54.383
               5.45
TAST
05/25/2012
HIGHLAND
           26.959
               5.45
TAST
05/29/2012
HIGHLAND
               300
               5.54
TAST
05/30/2012
HIGHLAND
           84.547
               6.06
TAST
05/31/2012
HIGHLAND
           52.017
               6.11
TAST
06/01/2012
HIGHLAND
         188.820
               5.92
TAST
06/04/2012
HIGHLAND
           34.994
               5.76
TAST
06/05/2012
HIGHLAND
         303.300
               5.13
TAST
06/06/2012
HIGHLAND
         364.144
               5.17
TAST
06/11/2012
HIGHLAND
           70.059
               5.51
TAST
06/12/2012
HIGHLAND
           22.142
               5.55
TAST
06/13/2012
HIGHLAND
           11.700
               5.55
(d) Not applicable
(e) Not applicable
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable
Item 7. Material to Be Filed as Exhibits
Not applicable






SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 14, 2012

_________________________
Highland Investment Fund
By: Humberto de Paula Lima Isaac
Title: Attorney-in-fact

_________________________
Otima Investments Management S.A.
By: Humberto de Paula Lima Isaac
Title: Attorney-in-fact

_________________________
Antonio Carlos de Freitas Valle
By: Humberto de Paula Lima Isaac
Title: Attorney-in-fact

1 See Item 5(a) below
2 Idem
3 Idem
4 Idem
5 Idem
6 Idem
7 Idem
8 Idem
9 See Item 5(a)-(b) below
10 Idem
11 Idem
12 Idem
13 Based on 23,161,822 shares of the Common Stock, par value $0,01 per share of the Issuer, outstanding as of May 8, 2012, in accordance with Form 10-Q (Quarterly Report) filed by the Issuer on 05/10/12 for the period ending 04/01/12, being such Form available at the Securities and Exchange Commission website
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